Exhibit 99.1

Kaixin Holdings

(the "Company", incorporated in the Cayman Islands with limited liability)

(Nasdaq: KXIN)

Amended Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of shareholders of the Company (the "EGM") will be held at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China, on October 1, 2024 at 10:00 am Beijing time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	To approve as an ordinary resolution that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each (the “Share Capital Increase”).

2.	To approve as a special resolution that, immediately following the Share Capital Increase, (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Capital Adjustment”).

3.	To approve as an ordinary resolution that:

a)	(i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is “US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b)	any one Director or Officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

4.	To approve as a special resolution that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (the "Amendment of Company Articles").

The Company’s board of directors has fixed the close of business on August 13, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof. Only holders of Class A ordinary shares and/or Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report for the year ended December 31, 2023, from the Company’s website at ir.kaixin.com or at www.transhare.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the EGM or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on their behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed amended form of proxy in accordance with the instructions set out in the amended form of proxy and in the amended proxy statement accompanying this Amended Notice and (i) submit it online at www.transhare.com, (ii) submit it by email at akotlova@bizsolaconsulting.com, or (iii) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed amended form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the EGM or any adjournment or postponement of the EGM. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed amended form of proxy. A proxyholder need not be a shareholder of the Company.

By order of the Board of Directors

/s/Mingjun Lin
Mingjun Lin
Chairman of the Board of Directors
Dated: September 3, 2024

Registered Office:
c/o Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

*An amended form of proxy has been included with this Amended Notice (see Appendix A).

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on September 29, 2024.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to akotlova@bizsolaconsulting.com, in each case marked for the attention of Anna Kotlova, not later than 48 hours before the time for the holding of the EGM or adjourned or postponed EGM in accordance with the fifth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

6	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

7	The quorum for the EGM is one or more shareholders present in person or by proxy representing not less than an aggregate of one-third of all voting power of the Company's share capital in issue entitled to vote on the resolutions to be considered at the EGM.

KAIXIN HOLDINGS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 1, 2024

10:00 a.m., Beijing Time

AMENDED PROXY STATEMENT

The board of directors (the “Board of Directors”) of Kaixin Holdings (the “Company”) is soliciting proxies for an Extraordinary General Meeting of shareholders of the Company (the "EGM"), which will be held at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China, on October 1, 2024 at 10:00 am Beijing time.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the EGM.

Only holders of the Class A ordinary shares and/or Class B ordinary shares of the Company of record at the close of business on August 13, 2024 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment or postponement thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than an aggregate of one-third of all voting power of the Company's share capital in issue throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.	It is resolved as an ordinary resolution that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, immediately following the Share Capital Increase, (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Capital Adjustment”).

3.	It is resolved as an ordinary resolution that:

a)	(i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b)	any one Director or Officer be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

4.	It is resolved as a special resolution that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (in substantially the form set out in the Appendix) (the "Amendment of Company Articles").

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1, No. 2, No. 3. and No. 4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the EGM may do so at the EGM. Shareholders who are unable to attend the EGM or any adjournment or postponement thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed amended form of proxy in accordance with the instructions set out in the amended form of proxy and in the amended proxy statement accompanying this Amended Notice and (i) submit it online at www.transhare.com, (ii) submit it by email at akotlova@bizsolaconsulting.com, or (iii) mail it or deposit it to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2023 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financial” section of the Company’s website at ir.kaixin.com. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at ir@kaixin.com.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the EGM. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire amended proxy statement.

Q: Why am I receiving this amended proxy statement?

A:      The Company is holding its extraordinary general meeting of shareholders to approve the Share Capital Increase, the Share Capital Adjustment, the Share Consolidation, and the Amendment of Company Articles.

The Company has included in this amended proxy statement important information about the EGM. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the EGM. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q:	What proposals are the shareholders being asked to consider?

A:	The shareholders are being asked:

1.	To approve as an ordinary resolution that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each (the “Share Capital Increase”).

2.	To approve as a special resolution that, immediately following the Share Capital Increase, (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Capital Adjustment”).

3.	To approve as an ordinary resolution that:

a)	(i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is “US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b)	any one Director or Officer be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

4.	To approve as a special resolution that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (in substantially the form set out in the Appendix) (the "Amendment of Company Articles").

Q:	What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE SHARE CAPITAL INCREASE, THE SHARE CAPITAL ADJUSTMENT, THE SHARE CONSOLIDATION, AND THE AMENDMENT OF COMPANY ARTICLES ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q: When and where will the EGM be held?

A: The EGM will be held at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China, on October 1, 2024 at 10:00 am Beijing time.

Q: Who is entitled to vote at the EGM?

A: The Record Date for the EGM is August 13, 2024. Only holders of Class A ordinary shares and/or Class B ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the EGM or any adjournment or postponement thereof. Each Class A ordinary share that you own entitles you to one vote. Each Class B ordinary share that you own entitles you to 20 votes.

Q: What constitutes a quorum for the EGM?

A: At the EGM, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than an aggregate of one-third (1/3) of all voting power of the Company’s share capital in issue throughout the EGM shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposal No. 1 and No. 3 requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 2 and Proposal No. 4 requires the affirmative vote of not less than a two-thirds majority of votes cast by such shareholders as, being entitled to do so, vote in person, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A:	The shareholders have three voting options. You may submit your completed proxy form using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)	By email to akotlova@bizsolaconsulting.com; or

(3)	By mail or deposit to Attn: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the EGM?

A:The EGM is open to all holders of the Company’s ordinary shares as of the Record Date and all duly appointed proxyholders. You may attend the EGM in person at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China.

Q: May shareholders ask questions at the EGM?

A:	Yes. Representatives of the Company will answer questions of general interest at the end of the EGM.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the EGM are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote”.

Q: May I change my vote after I have delivered my proxy form?

A:	Yes. You may change your vote at any time before your proxy is voted at the EGM. You may do this in one of two ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received no later than 2 days prior to the EGM; or

2.	by attending the EGM in person at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this amended proxy statement or the enclosed amended proxy card, you should contact Investors Relations of Kaixin Holdings at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China, or email ir@kaixin.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this amended proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the EGM. Please follow the instructions set forth on the amended proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this amended proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these amended proxy materials and all costs of soliciting proxies will be paid for by the Company.

PROPOSAL NO. 1

SHARE CAPITAL INCREASE

To consider and approve the proposal that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each (the “Share Capital Increase”).

Vote Required to Approve Proposal No. 1

Proposal No. 1 must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the EGM by the shareholders entitled to vote on the proposal, either in person, by proxy or by duly authorized representative.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share capital increase of the Company.

Purpose of the Share Capital Increase

The Company needs to have sufficient numbers of authorised ordinary shares in its authorised share capital for business use. The proposed Share Capital Increase will ensure that there are sufficient numbers of authorised ordinary shares in its authorised share capital in the foreseeable future.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the EGM in relation to the Share Capital Increase is:

It is resolved as an ordinary resolution that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CAPITAL INCREASE

PROPOSAL NO. 2

SHARE CAPITAL ADJUSTMENT

To consider and approve the proposal that, immediately following the Share Capital Increase, (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Capital Adjustment”).

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the EGM by the shareholders entitled to vote on the proposal, either in person, by proxy or by duly authorized representative, assuming a quorum is attained.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share capital adjustment of the Company.

The Company needs to re-designate and re-classify a certain number of the Class A ordinary shares to Class B ordinary shares and convertible preferred shares to ensure sufficient numbers of authorised Class B ordinary shares and convertible preferred shares available for future needs and prepare for the contemplated share consolidation.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the EGM in relation to the Share Capital Adjustment is:

It is resolved as a special resolution that, immediately following the Share Capital Increase, (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CAPITAL ADJUSTMENT

PROPOSAL NO. 3

SHARE CONSOLIDATION

To consider and approve the proposal that:

a)	(i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is “US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b)	any one Director or Officer be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

Vote Required to Approve Proposal No. 3

Proposal No. 3 must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the EGM by the shareholders entitled to vote on the proposal, either in person, by proxy or by duly authorized representative.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company.

As previously reported on Form 6-K,the Company failed to meet the requirement of maintaining a minimum bid price of $1 per share pursuant to Nasdaq Rule 5550(a)(2) as of January 31, 2024. The Company needs to regain compliance with the Nasdaq Listing Rule by January 27, 2025. In addition, as previously reported on the Form 6-K filed with the SEC on August 22, 2024, on August 19, 2024, the Company received a letter from the Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), as the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. The Letter indicated that, as a result, the Nasdaq staff has determined to delist the Company’s securities from the Nasdaq. The Company has submitted a request for a hearing to appeal the delisting determination to a Hearings Panel of the Nasdaq (the “Panel”) on August 21, 2024. As notified by the Panel, a hearing is scheduled to be held on October 3, 2024. The hearing request has stayed the suspension of the Company’s securities from trading pending the Panel’s decision. Effecting the Share Consolidation will help the Company to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules and remain listed on the Nasdaq.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the EGM in relation to the Share Consolidation is:

It is resolved as an ordinary resolution that:

a) (i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is “US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b) any one Director or Officer be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION

PROPOSAL NO. 4

AMENDMENT OF COMPANY ARTICLES

To consider and approve the proposal that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (in substantially the form set out in Appendix B) (the "Amendment of Company Articles").

A draft of the form of the sixth amended and restated memorandum and articles of association of the Company is attached to Appendix B of this amended proxy statement. The proposed amendments to the fifth amended and restated memorandum and articles of association of the Company are indicated in track changes in Appendix B.

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the EGM by the shareholders entitled to vote on the proposal, either in person, by proxy or by duly authorized representative, assuming a quorum is attained.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the EGM in relation to the Amendment of Company Articles is:

It is resolved as a special resolution that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (in substantially the form set out in the Appendix) (the "Amendment of Company Articles").

THE BOARD OF DIRECTORS

RECOMMENDS A VOTE FOR

THE AMENDMENT OF COMPANY ARTICLES

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed amended form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: September 3, 2024	/s/ Mingjun Lin
Mingjun Lin
Chairman of the Board of Directors

Appendix A

Kaixin Holdings

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with _______________ Class A / Class B (circle one) shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairperson of the EGM (the "Chairperson") as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the "EGM") to be held on October 1, 2024 at 10:00 am Beijing time at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China and at any adjournment or postponement of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Amended Notice of the EGM as indicated below:

Resolutions		For	Against	Abstain
1.	It is resolved as an ordinary resolution that the authorised share capital of the Company be increased from “US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” by the creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, immediately following the Share Capital Increase,

(i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to “US$36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Capital Adjustment”).

3.	It is resolved as an ordinary resolution that:

a)

 (i) every 60 issued and unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be consolidated into 1 consolidated Class A ordinary share of a par value of US$0.045 each, and every 60 issued and unissued Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company be consolidated into 1 consolidated Class B ordinary share of a par value of US$0.045 each respectively (the "Share Consolidation"), such that, immediately following the Share Consolidation, the authorised share capital of the Company is “US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”;

(ii) no fractional shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such Shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation; and

b) any one Director or Officer be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things and execute all such documents, including under seal where applicable, necessary or desirable to implement, carry out and give effect to the Share Consolidation.

4.	It is resolved as a special resolution that the fifth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the sixth amended and restated memorandum and articles of association (the “Amendment of Company Articles”).

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:☐

Signed:

Name:

Date:

In the case of joint holders the senior holder (see note 4 below) should sign.

Please provide the names of all other joint holders:

TO SUBMIT YOUR PROXY FORM ONLINE: www.transhare.com, click on Vote Your Proxy, and Enter Your Control Number

TO SUBMIT BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO SUBMIT BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N, Suite 140

Clearwater FL 33764

USA

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received on or before 10:00 am Beijing Time on September 29, 2024 or 48 hours before any adjourned or postponed time and date of the EGM.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM

ONLINE, Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on September 29, 2024.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to akotlova@bizsolaconsulting.com, in each case marked for the attention of Anna Kotlova, not later than 48 hours before the time for the holding of the EGM or adjourned or postponed EGM in accordance with the fifth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

6	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

7	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

8	Any alterations made to this form must be initialled by you.

9	A proxy may vote on a show of hands or on a poll.

Appendix B

The Companies Act (As Revised)

of the Cayman Islands

Company Limited by Shares

SIXTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

KAIXIN HOLDINGS

(Adopted by a special resolution passed on October 1, 2024)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

KAIXIN HOLDINGS

(Adopted by a Special Resolution passed on October 1, 2024)

1.	The name of the Company is Kaixin Holdings.

2.	The registered office of the Company shall be at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	Subject to the following provisions of this Memorandum of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	Nothing in this Memorandum of Association shall permit the Company to carry on a business for which a license is required under the laws of the Cayman Islands unless duly licensed.

5.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

7.	The authorised share capital of the Company is ~~US$500,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each.~~ US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

8.	The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the powers hereinbefore contained.

9.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

KAIXIN HOLDINGS

(Adopted by a Special Resolution

passed on October 1, 2024)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

"Affiliate"	with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person; For purposes of these Articles, except as otherwise expressly provided herein, when used with respect to any Person, "control" means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated", "controlling" and "controlled" have meanings correlative to the foregoing;

"applicable law"	includes the Act and Statutes, the rules and regulations of the Designated Stock Exchange, and any rules and regulations of the United States Securities and Exchange Commission that may apply to the Company by virtue of its trading on the Designated Stock Exchange, or of any other jurisdiction in which the Company is offering securities;

"Articles"	these ~~Fifth~~ Sixth Amended and Restated Articles of Association of the Company as amended from time to time;

"Board" and "Board of Directors" and "Directors"	the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

"Business Day"	a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Beijing, Shanghai and New York are open for general banking business throughout their normal business hours;

"capital"	the share capital from time to time of the Company;

"Chairman"	the chairman of the Board of Directors;

"Change of Control Event"	with respect to a Person, the occurrence of any of the following, whether in a single transaction or in a series of related transactions: (A) an amalgamation, arrangement, merger, consolidation, scheme of arrangement or similar transaction (i)in which such Person is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which such Person is incorporated or (ii)as result of which the holders of the voting securities of such Person do not hold more than 50% of the combined voting power of the voting securities of the surviving entity, or (B)sale, transfer or other disposition of all or substantially all of the assets of such Person (including without limitation in a liquidation, dissolution or similar proceeding);

"Class A Ordinary Shares"	means Ordinary Shares of a par value of US$ ~~0.00075~~ 0.045 each in the capital of the Company, designated as Class A Ordinary Shares and having the rights, benefits and privileges provided for in these Articles;

"Class B Ordinary Shares"	means Ordinary Shares of a par value of US$ ~~0.00075~~ 0.045 each in the capital of the Company, designated as Class B Ordinary Shares and having the rights, benefits and privileges provided for in these Articles;

"clearing house"	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

"Commission"	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

"Companies Act" and "Act"	the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

"Company"	Kaixin Holdings, a Cayman Islands exempted company limited by shares;

"Company’s website"	the website of the Company, the address or domain name of which has been notified to Members;

"debenture" and "debenture holder"	a debenture and debenture holder(s)respectively, as those terms are defined in the rules of the Designated Stock Exchange;

"Designated Stock Exchange"	the Nasdaq Stock Market or any other stock exchange on which the Company’s Ordinary Shares are listed for trading;

"Dividend"	shall include bonus issues of shares or other securities of the Company and distributions permitted by the Act to be categorised as dividends;

"electronic"	the meaning given to it in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force;

"electronic communication"	electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

"month"	a calendar month;

"Ordinary Resolution"	a resolution:

(a) passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organisation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

"Ordinary Share"	means a Class A Ordinary Share or a Class B Ordinary Share;

"ordinary shares"	the Ordinary Shares, collectively or any of them;

"paid up"	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

"Person"	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

"Register of Members"	the register kept by the Company in accordance with the Companies Act;

"Seal"	the Common Seal of the Company (if adopted) including any facsimile thereof;

"secretary"	the person appointed as company secretary by the Board from time to time;

"Securities Act"	the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

"Securities Exchange Act"	the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

"Series A Preferred Shares"	means Series A convertible preferred shares of a par value of US$0.0001 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series D Preferred Shares"	means Series D convertible preferred shares of a par value of US$0.0001 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series F Preferred Shares"	means Series F convertible preferred shares of a par value of US$0.00005 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series G Preferred Shares"	means Series G convertible preferred shares of a par value of US$0.00075 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series H Preferred Shares"	means Series H convertible preferred shares of a par value of US$0.00075 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series I Preferred Shares"	means Series I convertible preferred shares of a par value of US$0.00075 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series J Preferred Shares"	means Series J convertible preferred shares of a par value of US$0.00075 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"Series K Preferred Shares"	means Series K convertible preferred shares of a par value of US$0.00075 each in the capital of the Company and having the rights, benefits and privileges provided for in a certificate of designation authorized by the Board of Directors;

"share"	any share in the capital of the Company, without regard to class and includes a fraction of a share;

"signed"	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	a resolution passed at a general meeting (or, if so specified, a meeting of Members holding a class of shares) of the Company by a majority of not less than two-thirds (2/3) of the votes cast or a written resolution passed by unanimous consent of all Members entitled to vote;

"Statutes"	the Companies Act and every other law and regulation of the legislature of the Cayman Islands for the time being in force concerning companies and affecting the Company, its Memorandum of Association and/or these Articles;

"Subsidiaries"	with respect to any Person, any or all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such person directly or indirectly through one or more intermediaries;

"Transfer"	any sale, transfer or other disposition, whether or not for value;

"United States Dollars," or "US$"	dollars, the legal currency of the United States of America; and

"year"	a calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	"may" shall be construed as permissive and "shall" shall be construed as imperative;

(e)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(g)	Section 8 and 19(3) of the Electronic Transactions Act (As Revised) shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	Subject to the Statutes, the business of the Company may be conducted as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

ISSUE OF SHARES

6.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

7.	The Directors may provide, out of the unissued shares, for series of preferred shares. Before any preferred shares of any such series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of the preferred shares thereof:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to the Articles, the voting powers of any series of preferred shares may include the right, in the circumstances specified in the resolution or resolutions providing for the issuance of such preferred shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares.

8.	The powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

RIGHTS AND RESTRICTIONS ATTACHING TO ORDINARY SHARES

9.	Save and except for voting rights and conversion rights as set out in this Article 9, the Class A Ordinary Shares and the Class B Ordinary Shares shall have the same rights, including economic and income rights, in all circumstances. The rights and restrictions attaching to the ordinary shares are as follows:

(a)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Change of Control Event

Each Ordinary Share shall have the same rights upon a Change of Control Event with respect to their rights and interests in the Company, including without limitation receiving the same consideration on a per share basis.

(d)	Attendance at General Meetings and Voting

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by Members, and, where a poll is requested, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to two hundred and fifty (250) votes on all matters subject to vote at general meetings of the Company.

(e)	Conversion

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

(ii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(iii)	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

10.	The Company shall maintain a Register of Members and a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the register.

11.	All share certificates shall bear legends required under the applicable laws, including the Securities Act.

12.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

13.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

14.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

15.	Shares of the Company are transferable; provided that the Board may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which the Company has a lien.

(a)	The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the shares to be transferred are free of any lien in favor of the Company;

(iii)	the instrument of transfer is in respect of only one Class of Shares;

(iv)	the instrument of transfer is properly stamped, if required; and

(v)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(b)	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

16.	The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Board may from time to time determine.

17.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

18.	All instruments of transfer registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

19.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member and the redemption of shares shall be effected on such terms and in such manner as the Board may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution (provided that no such purchase may be made contrary to the terms or manner recommended by the Board), or are otherwise authorised by these Articles; and

(c)	the Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

20.	Purchase of shares listed on the Designated Stock Exchange: the Company is authorised to purchase any share listed on the Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time, at such price and on such other terms as determined and agreed by the Board in their sole discretion; provided, however, that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

20A.	Purchase of shares not listed on the Designated Stock Exchange: the Company is authorised to purchase any shares not listed on the Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two Business Days prior to the date specified in the notice as being the repurchase date;

(b)	the price for the shares being repurchased shall be such price agreed between the Board and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member in their sole discretion.

21.	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share and the Company is not obligated to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

22.	The holder of the shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

VARIATION OF RIGHTS ATTACHING TO SHARES

23.	If at any time the share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class or series.

24.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 24 shall be deemed to give any Member or Members the right to call a class or series meeting.

(b)	the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class or series and any holder of shares of the class or series present in person or by proxy may demand a poll.

25.	The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

COMMISSION ON SALE OF SHARES

26.	The Company may in so far as the Statutes from time to time permit make any payment of a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage fees as may be lawful.

NON-RECOGNITION OF TRUSTS

27.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof vested in the registered holder.

LIEN ON SHARES

28.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

29.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

30.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

31.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

32.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

33.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

34.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

36.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

37.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid.

38.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

39.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

42.	A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

44.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

45.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

46.	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

47.	Subject to Article 9(d), the Company may by Ordinary Resolution:

(a)	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c)	sub-divide its existing shares or any of them into shares of a smaller par value than is fixed by the Company’s Memorandum of Association (subject, nevertheless, to the Act) provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

48.	Subject to the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

49.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS AND FIXING RECORD DATE

50.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

51.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

52.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

53.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

54.	The Company may hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine.

(a)	At these meetings the report of the Directors (if any) shall be presented.

(b)	If the Company is exempted as defined in the Statute, it may but shall not be obliged to hold an annual general meeting.

55.	Any Director may, and the Directors shall on the requisition of Members of the Company holding as at the date of the deposit of the requisition not less than one-fifth of such of the aggregate voting power of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

(a)	The requisition must state the objects of the meeting and must be signed by the requisitionists and be deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

(b)	If there are no Directors as at the date of deposit of the Members' requisition or if the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one (21) days.

(c)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(d)	Any resolutions passed on the extraordinary general meetings convened pursuant to sub-Article (a) above should be by Special Resolutions.

NOTICE OF GENERAL MEETINGS

56.	At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

56A.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

57.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least one Member, and not less than an aggregate of one-third of all voting power of the Company’s share capital in issue, shall be present in person or by proxy and entitled to vote shall be a quorum for all purposes.

58.	If determined by the Board of Directors and specified in the notice of a general meeting, a person may participate in a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

59.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

60.	The Chairman shall preside as chairman at every general meeting of the Company, except as provided in Article 61 below.

61.	If there is no such Chairman, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their members to be the chairman of the meeting, or, if no Director is so elected and willing to be the chairman of the meeting, the Members present shall choose a chairman of the meeting.

62.	The chairman of a general meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than 7 Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

63.	Subject to Article 9(d), at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by proxy entitled to vote and who together hold not less than one tenth of the paid up voting share capital of the Company or by the chairman of the meeting, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

64.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

65.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

66.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

66A.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, in the case of corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

VOTES OF MEMBERS

67.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

68.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

69.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

70.	On a poll, votes may be given either personally or by proxy.

71.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company.

72.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

73.	The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

74.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

75.	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.

CLEARING HOUSES

76.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

77.	The Board shall consist of not less than three (3) Directors and no more than nine (9) Directors (exclusive of alternate Directors), provided that (subject to these Articles) the Company may from time to time by Special Resolution increase or decrease the number of Directors on the Board. For so long as the Shares are listed on the Designated Stock Exchange, the Directors shall include such number of independent directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require, unless the Board resolves to follow any available exceptions or exemptions.

(a)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the "Co-Chairman"). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within sixty minutes after the time appointed for holding the same, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. Other than as provided in Article 102, the Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(b)	Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with the director nomination procedures required under the applicable corporate governance rules of the Designated Stock Exchange’ as long as the Company’s Ordinary Shares are trading on the Designated Stock Exchange. A Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(c)	Mr. Mingjun Lin and Ms. Lucy Yi Yang each have the right to appoint or remove one (1) Director by delivering a written notice to the Company, respectively.

78.	The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

79.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

80.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors shall be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by them in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR

81.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director's place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

82.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

83.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

84.	Subject to these Articles, the CEO may from time to time appoint any person, whether or not a Director of the Company, to hold such office in the Company as the CEO may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of Chief Operating Officer, Chief Financial Officer or Chief Technology Officer, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the CEO may think fit. The Directors may appoint one or more members of their body (but not an alternate Director) to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

85.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

87.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

88.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

89.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

90.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

91.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

92.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

BORROWING POWERS OF DIRECTORS

93.	The Directors may exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

94.	Notwithstanding anything in these Articles, the office of a Director shall be vacated, if the Director:

(e)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(f)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	shall be removed from office pursuant to Article 77(d) or the Statutes.

PROCEEDINGS OF DIRECTORS

95.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.

96.	The Chairman or at least a majority of the Directors then in office may at any time summon a meeting of the Directors, provided every other Director and alternate Director has been provided at least 48 hours’ prior notice of the date, time, venue and the proposed agenda of the proposed meeting of the Directors.

97.	Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director’s last known address or any other address given by such Director to the Company for this purpose.

98.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

99.	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors then in office, including the Chairman, and both the Directors appointed by Mr. Mingjun Lin and by Ms. Lucy Yi Yang, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

100.	If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any three (3) directors shall constitute a quorum at such adjourned meeting. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

101.	Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

102.	In case of equality of votes, the Chairman shall have a second or casting vote.

103.	Except as required by the Company’s corporate governance policies, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

104.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

105.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

106.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

107.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

108.	A resolution signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and when signed, a resolution may consist of several documents each signed by one or more of the Directors.

109.	The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to increase the number or to summon a general meeting of the Company, but for no other purpose.

110.	The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

111.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

112.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

113.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

114.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. At any and every time the Directors declare dividends, Ordinary Shares shall have identical rights in the dividends so declared.

115.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

116.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

117.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

118.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

119.	Dividends may be declared and paid out of profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Act.

120.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

121.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

122.	No dividend shall bear interest against the Company.

123.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

BOOK OF ACCOUNTS

124.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

125.	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

126.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by the Company by Ordinary Resolution.

127.	Subject to the requirements of applicable law and the applicable rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

128.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

129.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

130.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

131.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors at any general meeting of the Members.

THE SEAL

132.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

133.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence.

134.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

CAPITALISATION OF PROFITS

135.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

136.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by any depositary to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

NOTICES

137.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appears in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

138.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

139.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

140.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted to the courier);

(b)	facsimile, shall be deemed to have been served upon confirmation of receipt;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly delivered to the courier; or

(d)	electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

141.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt or being wound-up, and whether or not the Company has notice of his death or bankruptcy or winding-up, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

142.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

143.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which, in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

144.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company and as applicable by Statute.

INDEMNITY

145.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, willful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

146.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, willful default or fraud.

FINANCIAL YEAR

147.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

148.	Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

149.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

150.	Subject to Article 9(d), the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

151.	Subject to Article 9(d), the Company may by Ordinary Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

152.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.